UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

EMAGEON INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

29076V 10 9
(CUSIP Number)

John R. Wynn, Esq.
Lanier Ford Shaver & Payne PC
200 West Side Square, Suite 5000
Huntsville, Alabama 35801
(256) 535-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076V 10 9			SCHEDULE 13D	Page 2 of 13

1.	Name of Reporting Person: SOUTHEASTERN TECHNOLOGY FUND, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1202132

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 145,814

		8.	Shared Voting Power: 3,079,155

		9.	Sole Dispositive Power: 145,814

		10.	Shared Dispositive Power: 3,079,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			SCHEDULE 13D	Page 3 of 13

1.	Name of Reporting Person: STF Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240735

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 696,073

		8.	Shared Voting Power: 3,079,155

		9.	Sole Dispositive Power: 696,073

		10.	Shared Dispositive Power: 3,079,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			SCHEDULE 13D	Page 4 of 13

1.	Name of Reporting Person: STF Partners QP II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240740

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 343,380

		8.	Shared Voting Power: 3,079,155

		9.	Sole Dispositive Power: 343,380

		10.	Shared Dispositive Power: 3,079,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			SCHEDULE 13D	Page 5 of 13

1.	Name of Reporting Person: STF INSTITUTIONAL PARTNERS II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240739

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,876,877

		8.	Shared Voting Power: 3,079,155

		9.	Sole Dispositive Power: 1,876,877

		10.	Shared Dispositive Power: 3,079,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			SCHEDULE 13D	Page 6 of 13

1.	Name of Reporting Person: SOUTHEASTERN MANAGEMENT CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1201656

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,079,155

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,079,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): IA,OO (Limited Liability Company)

CUSIP No. 29076V 10 9			SCHEDULE 13D	Page 7 of 13

1.	Name of Reporting Person: CHRIS H. HORGEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,011

		8.	Shared Voting Power: 3,079,155

		9.	Sole Dispositive Power: 17,011

		10.	Shared Dispositive Power: 3,079,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 8 of 13

This Amendement No. 1 (this “Amendment No. 1”) amends the Schedule 13D filed on February 9, 2005 (the “Initial Filing”), and is being filed on behalf of the Reporting Persons. The relationships between the Reporting Persons, as well as the other entities who are joining in this Amendment No. 1, are described in detail in the Initial Filing. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Initial Filing.

This Amendment No. 1 relates to the voting common stock, par value $0.001 per share, (the “Common Stock”) of Emageon Inc., a Delaware corporation (the “Company”). This Amendment No. 1 is being filed to report the adoption of a plan of distribution and an arrangement to transfer a portion of the Common Stock which will result in a decrease of more than 1% of the beneficial ownership of the Company by the Reporting Persons. SETF, STFP, STFQP, and STFIP are principally engaged in the business of operating private equity funds (the “Funds”). The Funds and Horgen directly own the Common Stock to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over the Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the Common Stock held by the Funds.

Item 6. Contracts, Arrangments, Understanding or Relationship with Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended to add the following five paragraphs to the end of Item 6:

Pursuant to a plan of distribution adopted on May 25, 2005, by the Funds, the following distributions of Common Stock will be effectuated during the third and fourth calendar quarters of 2005:

As of June 3, 2005, SETF owns 145,814 shares of Common Stock. There are seventy-four (74) limited partners in SETF. SETF plans to distribute the 145,814 shares to the seventy-four (74) limited partners in two distributions. The first distribution of shares is expected to occur during the third calendar quarter of 2005, following the expiration of the lock-up agreement described in this Item 6 above on August 9, 2005. As of the date of this filing, it is intended that the first distribution will be approximately fifty percent (50%) to seventy-five percent (75%) of the shares of Common Stock held by SETF. The second and final distribution of Common Stock is planned to occur during the fourth calendar quarter of 2005. Prior to the date of this filing, SETF has provided the limited partners with notification by United States mail of this proposed plan of distribution.

As of June 3, 2005, STFP owns 696,073 shares of Common Stock. There are sixty-seven (67) limited partners in STFP. STFP plans to distribute the 696,073 shares to the sixty-seven (67) limited partners in two distributions. The first distribution of shares is expected to occur during the third calendar quarter of 2005, following the expiration of the lock-up agreement described in this Item 6 above on August 9, 2005. As of the date of this filing, it is intended that the first distribution will be approximately fifty percent (50%) to seventy-five percent (75%) of the shares of Common Stock held by STFP. The second and final distribution of Common Stock is planned to occur during the fourth calendar quarter of 2005. Prior to the date of this filing, STFP has provided the limited partners with notification by United States mail of this proposed plan of distribution.

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 9 of 13

As of June 3, 2005, STFQP owns 343,380 shares of Common Stock. There are twenty-nine (29) limited partners in STFQP. STFQP plans to distribute the 343,380 shares to the twenty-nine (29) limited partners in two distributions. The first distribution of shares is expected to occur during the third calendar quarter of 2005, following the expiration of the lock-up agreement described in this Item 6 above on August 9, 2005. As of the date of this filing, it is intended that the first distribution will be approximately fifty percent (50%) to seventy-five percent (75%) of the shares of Common Stock held by STFQP. The second and final distribution of Common Stock is planned to occur during the fourth calendar quarter of 2005. Prior to the date of this filing, STFQP has provided the limited partners with notification by United States mail of this proposed plan of distribution.

As of June 3, 2005, STFIP owns 1,876,877 shares of Common Stock. There are fifty-five (55) limited partners in STFIP. STFIP plans to distribute the 1,876,877 shares to the fifty-five (55) limited partners in two distributions. The first distribution of shares is expected to occur during the third calendar quarter of 2005, following the expiration of the lock-up agreement described in this Item 6 above on August 9, 2005. As of the date of this filing, it is intended that the first distribution will be approximately fifty percent (50%) to seventy-five percent (75%) of the shares of Common Stock held by STFIP. The second and final distribution of Common Stock is planned to occur during the fourth calendar quarter of 2005. Prior to the date of this filing, STFIP has provided the limited partners with notification by United States mail of this proposed plan of distribution.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Joint Filing Undertaking

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2005

Southeastern Technology Fund, L.P.

By: Southeastern Capital Company, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners II, L.P.

By: Southeastern Capital Company II, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners QP II, L.P.

By: Southeastern Capital Company II, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Institutional Partners II, L.P.

By: Southeastern Capital Company II, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 11 of 13

Southeastern Management Company, L.L.C.

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

/s/ CHRIS H. HORGEN

Chris H. Horgen

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 12 of 13

Exhibit A
Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of such party.

Dated: June 3, 2005

Southeastern Technology Fund, L.P.

By: Southeastern Capital Company, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners II, L.P.

By: Southeastern Capital Company II, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners QP II, L.P.

By: Southeastern Capital Company II, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Institutional Partners II, L.P.

By: Southeastern Capital Company II, L.L.C.,
Its general partner

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 13 of 13

Exhibit A
(Cont’d)

Southeastern Management Company, L.L.C.

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

/s/ CHRIS H. HORGEN

Chris H. Horgen